Exhibit 99.1

BRBI BR PARTNERS S.A.

CNPJ/MF nº 10.739.356/0001-03
NIRE 35.300.366.727 | Cód. CVM 25860

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 15, 2025

1	Date, Time, and Place: On September, 2025, at 10:00 AM, virtually, having been considered as held at the headquarters of BRBI BR Partners S.A. (“Company”), located in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 3732, 28th floor, Itaim Bibi, ZIP code 04538-132.

2	Call and Attendance: The formalities of the call were waived, given the presence of all members of the Company’s Board of Directors, in accordance with Article 18, paragraph 2 of the Company’s bylaws (“Bylaws”).

3	Table: Chairman: Jairo Eduardo Loureiro Filho; Secretary: Monica Futami Piccirillo.

4	Agenda: Approve the Company’s Policy for the Recovery of Erroneously Awarded Compensation.

5	Resolutions: The Board of Directors’ meeting was convened, and after discussing the Agenda, the members of the Company’s Board of Directors, unanimously and without restrictions, approved the Company’s Policy for the Recovery of Erroneously Awarded Compensation.

6	Closure: With nothing further to be discussed, the meeting was adjourned, and these minutes were drawn up, read, approved, and signed by all present.

7	Signatures: Table: Chairman Jairo Eduardo Loureiro Filho; Secretary: Monica Futami Piccirillo. Board of Directors: Jairo Eduardo Loureiro Filho (Chairman), José Flávio Ferreira Ramos, Ricardo Fleury Cavalcanti de Albuquerque Lacerda, Danilo Depieri Catarucci, Eduardo Bunker Gentil (Independent Member) and Carla Trematore (Independent Member).

This matches the original minutes recorded in the Company’s appropriate book.

São Paulo, September 15, 2025.

Monica Futami Piccirillo

Secretary

ANNEX I

Policy for the Recovery of Erroneously Awarded Compensation.